NATICS CORP.

App 6, Yehuda Gorodiski 1

Rehovot, Israel 7623101

August 01, 2022

Joyce Sweeney, Kathleen Collins,

Edwin Kim and Joshua Shainess

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE,

Washington, DC 20549

Re: Natics Corp.

Amendment No.1 to Registration Statement on Form S-1

Filed July 13, 2022

File No. 333-265518

Dear Joyce Sweeney and Kathleen Collins:

In response to your letter dated July 27, 2022, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 2 to the Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on June 10, 2022.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors

Our Director will Continue to Exercise Significant Control over our Operations..., page 11

1. Your revised disclosure in response to prior comment 2 implies that the director's ownership percentage increases if less than 25% of shares are sold in this offering. If any shares are sold in this offering your sole director's ownership percentage will decrease compared to the current 100% ownership. Please revise to clarify that if less than 25% of shares are sold, management will have majority ownership in the company. In addition, similarly clarify the heading for this risk factor.

Response: We have revised the disclosure and the heading for this risk factor.

General

2. We note your response to comment 11 stating that you do not believe the Company can be classified as having “no or nominal operations.” Notwithstanding such belief, and given what appear to be only nominal assets reflected on the Company's balance sheet and your limited operations since inception, please disclose that you may be deemed a shell company and add a risk factor that highlights the consequences of shell company status.

Response:

While the Company is a development stage company, it is not a shell company as defined in Rule 12b-2 of the Exchange Act. Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. The definition of a shell company under Rule 144 (i)(1) does not include a development stage company engaged in an actual business. Footnote 172 to SEC Release No. 33-8869 (“Release 33-8869”), provides that the amendments to Rule 144, which among other things were intended to exclude the availability of Rule 144 to securities of a shell company, were not intended to capture a “start-up company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company.” Footnote 172 also provided that the exclusion of a “start-up company” in the definition of a shell company is based on the belief that “such a company does not meet the condition of having “no or nominal operations.” Such footnote was intended to address certain concerns brought forth by several commenters to Release No. 33-8869 (defining a “shell company”) who indicated that the definition of a shell company set forth above would capture virtually every company during its startup phase and therefore too broad.

SEC Release No. 33-8587 ("Release 33-8587"), the Commission stated that it intentionally did not define the term "nominal" and it did not set a quantitative threshold of what constitutes a shell company. As such, the threshold of what is "nominal: is based on the facts and circumstances of each individualized case.

The Company has been very active in its operations with respect to developing its business plans, and has had consistent, material ongoing operations that are not nominal since inception. Some of the relevant factors that the Company finds pertinent in its classification as a non-shell are: (i) a very specific business purpose, (ii) conscionable plan of operations, (iii) revenue generation strategy, and (iv) operating expenses. In furtherance of this business plan the Company:

•	have purchased the mobile application for iOS and Android platforms together with the website for marketing our services

•	has analyzed and researched the sport and service market in Israel

•	has investigated the demand for our product and the ability to pay for potential customers interested in this area

•	has a defined plan of operations

•	has audited its financials with a PCAOB approved auditor

•	our Director is involved in the operations of the Company, actively looking for some trainers and the clients interested in our services for the full implementation and launch of our services. For encouraging users to develop healthy habits

•	has prepared and filed this registration statement with the SEC in order to further its business goals.

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The foregoing actions taken by the Company demonstrate the Company’s high level of commitment towards establishing a legitimate business pursing opportunities for its development. Therefore, the Company is not a “shell” company, but rather a development stage company with a limited operating history.

You can direct any other comments or questions directly to:

Guy Pirotsky

Telephone: +13072220096

Email: natics.corp@zohomail.eu

natics.corp@yahoo.com

/s/ Guy Pirotsky

Guy Pirotsky,

President, Chief Executive Officer, and Director

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